

April 26, 2021

Axel Hefer
Chief Executive Officer
trivago N.V.
Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany

      Re: trivago N.V.
          Registration Statement on Form F-3
          Filed April 20, 2021
          File No. 333-255378

Dear Mr. Hefer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or, in her absence, Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Ward A. Greenberg